SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  Pacer Funds Trust

Address of Principal Business Office:

16 Industrial Blvd, Suite 201
Paoli, Pennsylvania  19301

Telephone Number (including area code): (610) 644-8100

Name and Address of Agent for Service of Process:

Joe M. Thomson, Chairman and President
Pacer Funds Trust
16 Industrial Blvd, Suite 201
Paoli, Pennsylvania  19301

With Copies to:

Diana E. McCarthy
Joshua B. Deringer
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes [X] No [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Paoli and the State of Pennsylvania on the 15th day of January, 2015.
Pacer Funds Trust

By:	/s/ Joe M. Thomson
Joe M. Thomson
President, Chairman of the Board and Trustee

Attest:	/s/ Sean E. O’Hara
Sean E. O’Hara
Treasurer